Portico Growth Fund



							September 22, 1997



Supplement to the Prospectus
Dated February 28, 1997



We are pleased to inform you about the following addition to the management team of Portico Growth Fund and to provide you with background on the new manager. Federal securities regulations require us to notify you whenever a portfolio manager of a fund changes.

Effective September, 1997 -


Alex Paul joins Marian Zentmyer, Maya Bittar and Walter Dewey as co-manager of the Growth Fund. Mr. Paul, an Assistant Vice President and Portfolio Manager of FIRMCO, has been with Firstar since 1995 and has three years of investment management experience. Mr. Paul has managed the fund since September 9, 1997. In addition, Mr. Paul is a Chartered Financial Analyst.